NO ACT

PE
12-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

09001038

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 15 2009
Washington, DC 20549

January 15, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-15-09

Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: Journal Communications, Inc.
Incoming letter dated December 17, 2008

Dear Mr. Ryba:

This is in response to your letter dated December 17, 2008 concerning the shareholder proposal submitted to Journal by Paul E. Kritzer. We also have received a letter from the proponent dated January 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 28 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul E. Kritzer

FISMA & OMB Memorandum M-07-16

January 15, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Journal Communications, Inc.
Incoming letter dated December 17, 2008

The proposal nominates three individuals for membership on Journal's board of directors.

There appears to be some basis for your view that Journal may exclude the proposal under rule 14a-8(i)(8), as relating to an election to Journal's board of directors. Accordingly, we will not recommend enforcement action to the Commission if Journal omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2009

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

By Overnight Delivery

Re: Journal Communications, Inc. – Request to Exclude Shareholder Proposal Pursuant to Rule 14a-8(i)(8).
Proponent's Response to Request of Registrant.

Ladies and Gentlemen:

I am the Proponent of the shareholder proposal, dated November 20, 2008, to nominate three candidates for election to the board of directors of Journal Communications, Inc. (the "Registrant") at the company's 2009 annual meeting of shareholders. On December 17, 2008, attorney Russell E. Ryba of Foley & Lardner, counsel for the Registrant, requested "that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(8)." It is anticipated that the Registrant will nominate three incumbent directors for reelection. We respectfully disagree with Mr. Ryba's recommendation. I am providing six copies of this letter with its several attachments, including a copy of my proposal of November 20, 2008, Mr. Ryba's letter to the Commission of December 17, 2008, and an excerpt from the Registrant's Bylaws, for your reference.

Discussion.

In this particular case, for the reasons stated below, the Proponent respectfully requests that Staff withhold its concurrence and reject the Company's request.

1. The Registrant's request is blocked by its own Bylaws. In Section 2.14 of its Bylaws (the "Bylaws"), the Registrant established the procedure for a shareholder to nominate a candidate for its board of directors. The relevant portion of this section of the Bylaws is written narrowly and excludes, intentionally or unintentionally, this particular nomination procedure from being subject to Rule 14a-8(i)(8).

Under the Registrant's Bylaws, a shareholder may nominate a candidate for election to the board of directors by "compl[ying] with the notice procedures set forth in this Section 2.14." (Emphasis provided) §2.14(a)(i)(C), Bylaws. A copy of §2.14 of the Registrant's Bylaws is attached for reference. A review of §2.14 shows that its "notice procedures" are found in two subsections: §2.14(a)(i) and §2.14(a)(ii). The Registrant's request presumes that §2.14(c)(iii), which would allow the use of Rule 14a-8(i)(8) in this particular case, is an integral part of the "notice procedures" of the Bylaws. This is not a correct presumption. The "notice procedures" are found under the heading of "Annual Meetings" in §2.14(a). But §2.14(c)(iii) is two subsections later and found under the heading of "General." Furthermore, there is no statement in §2.14(c)(iii) that relates that subsection to a "notice procedure." As can be verified from the Proponent's submission of November 20, 2008, a copy of which is attached, the Proponent has complied with the required "notice procedures" of §2.14(a)(i) and §2.14(a)(ii).

The Proponent concedes that if §2.14(a)(i)(C) had used a phrase like "and complies with the procedures set forth in this Section 2.14" – with the word "notice" excluded – then it would be appropriate for the Commission to agree with an exclusion of Proponent's proposal pursuant to Rule 14a-8(i)(8). However, the inclusion of the word "notice" in the final clause of §2.14(a)(i)(C) has created an ambiguity and a conflict of terms within the Bylaws.

The Registrant argues that the Proponent's proposal should be excluded solely on the basis of Rule 14a-8(i)(8). But the Registrant's ignores the clear definition of "notice procedures" at §2.14(a)(i)(C). The "notice procedures" are stated in §2.14(a)(i) and §2.14(a)(ii) of the Bylaws. Section 2.14(a)(i) states that a nomination can be made in the following manner:

> "Nominations of persons for election to the Board of Directors of the corporation ... may be made at an Annual Meeting ... (C) by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in this bylaw and who is entitled to vote at the meeting and complies with the notice procedures set forth in this Section 2.14." (Emphasis supplied.)

Section 2.14(a)(ii) states the requirements for timeliness, signatures and required information in the proposal.

The Proponent has complied in good faith with the "notice procedures" of the Registrant's Bylaws. The Proponent believes that §2.14(a)(iii) is not an integral part of the "notice procedures" of §2.14. At best, any argument that §2.14(a)(iii) is part of the Registrant's "notice procedures" is ambiguous and arbitrary. The ambiguity and contradiction within §2.14 is a problem caused by the drafter. The drafter of the Registrant's Bylaws (and subsequent amendments) was the law firm of Foley & Lardner, and this drafting was a project in which Mr. Ryba had a leading role. The Bylaws were written in 2003, shortly before the Registrant's initial public offering. As the Registrant's counsel was the author of the Bylaws, it would be inappropriate to interpret such a relevant ambiguity and contradiction (§§2.14(a) and (b) *versus* §2.14(c)(iii)) in the Registrant's favor. Moreover, the Registrant has the burden of proof, pursuant to §14a-8(g), when asking for the exclusion of a shareholder proposal. The Registrant has not provided a burden of proof, and the ambiguity caused by the Registrant's drafting must be interpreted in the Proponent's favor in this particular case.

In sum, the Bylaws, because of the inclusion of the word "notice" in a key phrase, block the application of Rule 14a-8(i)(8) to this particular case. The Bylaws require the Proponent only to comply with the "notice procedures" of §§2.14(a)(i) and (ii). This has been done. Therefore, the Commission should therefore reject the Registrant's request, and the Proponent's proposal should be allowed in the Registrant's 2009 proxy.

2. <u>The Registrant's request contradicts the company's legacy of corporate democracy</u>. The Registrant has enjoyed a unique regulatory history with the Commission. Starting on May 15, 1937, the Registrant (then known as The Journal Company) became one of the nation's first employee-owned companies. The Registrant was a pioneer in this unique form of corporate democracy, and over subsequent years it was grandfathered from having to comply with many Commission rules. The Registrant's tenure as an employee-owned company lasted until September 29, 2003. During that 66-year period, 90% of the company's stock was owned by employees and retirees. Even five years after its initial public offering, the Registrant is still an employee-owned company in many essential ways.

Starting in 1943 and continuing for 60 years, a number of non-management employees were elected by their fellow shareholders each year to serve on the Registrant's board of directors. These non-management employee-directors were called upon to advise management, and they participated fully in crucial decisions of the board, including, for instance, the 1995 divestiture of Perry Printing Corporation for $100 million and merger of the Milwaukee newspapers. In the 1990's, almost 30% of the Registrant's board members (8 of 27) were non-management employees. Today, five years after the company's IPO, more than 50% of the company's stock voting power* is still in the hands of its current, former and retired employees. This constituency spent their lives building the company, earning their share of company ownership and participating in the company's governance. The Registrant has had a unique legacy of shared corporate governance and trust with its shareholder employees.

In the Proponent's proposal, there are three alternate candidates for the Registrant's board. Two are retired employees and the third is a former employee and a columnist for the flagship newspaper of the company. One is a former member of the Registrant's board of directors.

The Registrant seeks the blessing of the Commission to exclude the Proponent's proposal from its 2009 proxy. The exclusion would be an affront to the current, former and retired employee-shareholders who learned to believe, and still believe in, the Company's legacy of democratic governance. It would be inappropriate for the Commission to comply with the Registrant's request.

In sum, the unique employee ownership legacy of the Registrant warrants an attitude of reserve and strict neutrality by the Commission.

3. <u>The request was tardy</u>. Rule 14a-8(f) requires the Registrant to notify the Proponent within fourteen (14) calendar days of its decision to exclude the Proponent's proposal. The Proponent's notice was hand-delivered and received by the Registrant on November 20, 2008. (This was the deadline date announced in the 2008 proxy statement.) The Registrant's letter to the Commission (with a copy to the Proponent) was dated December 17, 2008, which was 27 days after the Proponent's proposal had been received. (The Registrant's response was not received by the Proponent until December 26, 2008.) Under the Commission's rules, the Registrant's request to the Commission was tardy. For that reason alone, the Registrant's request should be rejected.

<u>Conclusion.</u>

For the reasons stated above, the Registrant's request of December 17, 2008 - to have the Proponent's proposal excluded from the Registrant's 2009 proxy pursuant to Rule 14a-8(i)(8) - should be denied.

Sincerely,

Paul E. Kritzer
Proponent
Wisconsin Bar #1006308

FISMA & OMB Memorandum M-07-16

Attachments
Text of Registrant's Bylaws, Section 2.14
Letter of Registrant to Commission, Dec. 17, 2008
Proponent's Proposal, Nov. 20, 2008

Footnote to text, at page 3, 11 lines from bottom of page:

* Current, former and retired employees are the owners of approximately 10 million shares of the Registrant's Class B common stock. Each share of Class B stock is restricted, has ten (10) votes per share and can be held only by a current, former or retired employee. There are approximately 40 million shares of Class A common stock, which is publicly traded (New York Stock Exchange, symbol: JRN) and has one vote per share. There are approximately 3 million shares of Class C common stock, which is also restricted and has two votes per share.

Journal Communications, Inc.
Bylaws, as amended (excerpt)

Section 2.14 Notice of Shareholder Business and Nomination of Directors.

(a) Annual Meetings.

(i) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the shareholders may be made at an Annual Meeting (A) pursuant to the corporation's notice of meeting, (B) by or at the direction of the Board of Directors or (C) by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in this bylaw and who is entitled to vote at the meeting and complies with the notice procedures set forth in this Section 2.14.

(ii) For nominations or other business to be properly brought before an Annual Meeting by a shareholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.14, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice shall be received by the Secretary of the corporation at the principal offices of the corporation on or before December 31 of the year immediately preceding the Annual Meeting; *provided, however,* that in the event that the date of the Annual Meeting is on or after May 1 in any year, notice by the shareholder to be timely must be so received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such Annual Meeting the number of days starting with May 1 and ending on the date of the Annual Meeting in such year. Such shareholder's notice shall be signed by the shareholder of record who intends to make the nomination or introduce the other business (or his duly authorized proxy or other representative), shall bear the date of signature of such shareholder (or proxy or other representative) and shall set forth: (A) the name and address, as they appear on this corporation's books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination or proposal is made; (B) the class and number of shares of the corporation which are beneficially owned by, and any other economic or equity interests in the corporation (including but not limited to swaps, futures, hedges, security loans and/or other equity derivatives) owned or held by such shareholder or beneficial owner or owners; (C) a representation that such shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination or introduce the other business specified in the notice; (D) in the case of any proposed nomination for election or re-election as a director, (I) the name and residence address of the person or persons to be nominated, (II) a description of all arrangements or understandings between such shareholder or beneficial owner or owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder, (III) such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Regulation 14A under the Exchange Act, including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board of Directors and (IV) the written consent of each nominee to be named in a proxy statement and to serve as a director of the corporation if so elected; and (E) in the case of any other business that such shareholder proposes to bring before the meeting, (I) a brief description of the business desired to be brought before the meeting and, if such business includes a proposal to amend these bylaws, the language of the proposed amendment, (II) such shareholder's and beneficial owner's or owners' reasons for conducting such business at the meeting and (III) any material interest in such business of such shareholder and beneficial owner or owners.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 2.14 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least seventy days prior to the date of the Annual Meeting in the immediately preceding year, a shareholder's notice required by this Section 2.14 shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(b) <u>Special Meetings.</u> Only such business shall be conducted at a Special Meeting as shall have been described in the notice of meeting sent to shareholders pursuant to Section 2.04 of these bylaws. *[remainder of this subsection (b) deleted]*

(c) <u>General.</u>

(i) Only persons who are nominated in accordance with the

procedures set forth in this Section 2.14 shall be eligible to serve as directors. Only such business shall be conducted at an Annual Meeting or Special Meeting as shall have been brought before such meeting in accordance with the procedures set forth in this Section 2.14. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.14 and, if any proposed nomination or business is not in compliance with this Section 2.14, to declare that such defective proposal shall be disregarded.

(ii) For purposes of this Section 2.14, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 2.14, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.14. Nothing in this Section 2.14 shall be deemed to limit the corporation's obligation to include shareholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act.

End of Section 2.14

FOLEY

FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

WRITER'S DIRECT LINE
414.297.5668
rryba@foley.com EMAIL

CLIENT/MATTER NUMBER
043825-0138

December 17, 2008

VIA E-MAIL AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Journal Communications, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(i)(8)

Ladies and Gentlemen:

On behalf of our client, Journal Communications, Inc., a Wisconsin corporation (the "Company"), we respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's and our view that the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Paul E. Kritzer (the "Proponent") nominating three candidates for election as directors of the Company at the Company's 2009 annual meeting of shareholders (the "2009 Meeting") may be properly excluded from the proxy materials (the "2009 Proxy Materials") to be distributed by the Company in connection with its 2009 Meeting pursuant to Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Attached to this letter is a copy of the Proposal and the Supporting Statement submitted by the Proponent on November 20, 2008.

Pursuant to Staff Legal Bulletin No. 14D (CF), dated November 7, 2008, we are submitting this letter, along with the Proposal and the Supporting Statement, by e-mail to shareholderproposals@sec.gov. In addition, in accordance with Rule 14a-8(j)(2) under the Exchange Act, we are sending six (6) hard copies of this letter, along with the Proposal and the Supporting Statement, by overnight mail. In accordance with Rule 14a-8(j)(1) under the Exchange Act, we are simultaneously providing the Proponent with a copy of this letter and the attachments. The Company intends to file its definitive Proxy Materials with the Commission no earlier than March 19, 2009 (hence, pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission).

Discussion

The Proposal seeks to nominate three individuals, including the Proponent, as candidates for election to the Company's board of directors at the 2009 Meeting and to have that alternative slate of directors included in the Company's 2009 Proxy Materials. Rule 14a-8(i)(8) under the Exchange Act allows a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." As the Commission stated in Release No. 34-56914 (dated December 6, 2007 and effective January 10, 2008), "'[T]he principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature.'"[1] The Commission, in that same Release, emphasized that "[t]he proper functioning of Rule 14a-8(i)(8) is particularly critical to assuring that investors receive adequate disclosure in election contests, and that they benefit from the full protection of the antifraud provisions of the securities laws" and

[1] *Quoting* Release No. 34-12598 (July 7, 1976).

"[a]n interpretation of Rule 14a-8(i)(8) that resulted in the Rule being used as a means to include shareholder nominees in company proxy materials would, in effect, circumvent the other proxy rules designed to assure the integrity of director elections." Accordingly, because the Proposal relates to the nomination of individuals for election to the Company's board of directors, we believe that the Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(8).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(8) under the Exchange Act. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (414) 297-5668.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Russell E. Ryba

Attachments

cc: Paul E. Kritzer
Journal Communications, Inc.
(both w/ attachments)

November 20, 2008

Mary Hill Leahy, Esq.
Secretary
Journal Communications, Inc.
333 West State Street
Milwaukee, WI 53203

By Hand Delivery

Re: Notice of Proposal for 2009 Proxy Statement and 2009 Annual Meeting

Dear Ms. Leahy:

As a qualified shareholder, I submit the following Proposal (a) to nominate three (3) candidates for election as directors of Journal Communications, Inc., (b) for inclusion in the Company's 2009 Proxy Statement and (c) for consideration and approval at the 2009 Annual Meeting.

Resolved: That Douglas D. Armstrong, John B. Torinus and Paul E. Kritzer shall be included in the 2009 Proxy Statement as candidates for election as directors of Journal Communications, Inc., in addition to any director candidates proposed by the Nominating and Corporate Governance Committee, for the election to be completed at the 2009 Annual Meeting.

Furthermore, the following is submitted pursuant to Section 2.14 (a)(ii) of the By-laws of Journal Communications, Inc.:

(a) The shareholder making this proposal is Paul E. Kritzer ("Kritzer"), ***FISMA & OMB Memorandum M-07-16***
(b) Kritzer is the owner of 185,414 shares of Class A stock of the Company.
(c) Kritzer is a holder of record of shares of the corporation entitled to vote at the Annual Meeting, and he intends to appear in person or by proxy at the meeting to make the nomination specified in this notice.
(d) The persons to be nominated for election as a director are:
    1. Douglas D. Armstrong, ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***
    2. John B. Torinus, ***FISMA & OMB Memorandum M-07-16***
    3. Paul E. Kritzer, ***FISMA & OMB Memorandum M-07-16***
(e) There are no arrangements or understandings between Kritzer and Messrs. Armstrong or Torinus or any other person or persons pursuant to which the nominations are being made by Kritzer.
(f) Information regarding each nominee proposed by Kritzer as is required

Mary Hill Leahy, Esq.
Secretary
Journal Communications, Inc.
November 20, 2008
Page 2

to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Regulation 14A under the Exchange Act, including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominees been nominated by the Board of Directors, is provided in the attached personal profile statements.

(g) The written consent of each nominee to be named in a proxy statement and to serve as a director of the corporation if so elected is attached hereto.

The candidates have closely reviewed the Charter of the Nominating and Corporate Governance Committee and are confident that they meet the qualifications, qualities and skills standards for a board member.

Thank you for your assistance in this matter.

Sincerely,

Paul E. Kritzer

Attachments
Profiles of Nominees
Written Consents

FISMA & OMB Memorandum M-07-16

Douglas D. Armstrong

Douglas D. Armstrong, 64, is the author of a shareholder resolution on last year's proxy that sought to protect and enhance the company's dividend. He has served in a variety of civic and educational endeavors, boards and committees since his retirement in December 2003 as president of Lexington Software Corp., of which he was the chief executive officer and majority owner for six years. Mr. Armstrong was banking reporter and a personal finance columnist for the Milwaukee *Journal Sentinel* from April 1995 to March 2000. He was a reporter, critic, columnist and editorial writer for the Milwaukee *Journal* from 1967 to 1995. Mr. Armstrong was a regular guest on radio and television news and talk programs on stations in Milwaukee, including those of Journal Communications, WTMJ, WKTI and WTMJ-TV from 1978 to 1996. Mr. Armstrong holds a degree in journalism from the University of Minnesota (B.A., 1967).

John B. Torinus Jr.

John B. Torinus Jr., 71, has been a corporate executive for 21 years, served as chief executive officer of Serigraph Inc. in West Bend, WI from 1987 to 2007, and currently serves as its chairman. Torinus led an investor group in a leveraged buy-out of Serigraph in 1987. Serigraph is a manufacturer with operations in the U.S., Mexico, China and India. He worked as business editor of the Milwaukee *Sentinel* from 1983 to 1987. He worked as an editor and general manager for newspapers in the Post Corp. from 1965 to 1980. He ran a string of suburban newspapers in the Milwaukee region from 1975 to 1980. Mr. Torinus currently serves on the board of Placon Corp. He is also president of BizStarts Milwaukee; founder of Successful Entrepreneur Investors, an angel investing group in the Milwaukee region; vice president of Competitive Wisconsin; a director of the UW-Milwaukee Foundation and Research Foundation, Wisconsin Chapter of Nature Conservancy, Ozaukee Washington Land Trust, Theda Care Center for Healthcare Value, and a member of the Milwaukee 7 Council. He writes a business column on Sundays for the Milwaukee *Journal Sentinel*. While at the Milwaukee *Sentinel*, he headed a task force on the future of the Company's two newspapers. He holds a degree in industrial administration from Yale University (1959, B.S.) and a master's degree in international relations from the University of Stockholm (1964, M.S.). Mr. Torinus served in the U.S. Marine Corps (1959-1962) and was discharged as a first lieutenant.

Paul E. Kritzer

Paul E. Kritzer, 66, is president of Duntrune, LLC, a Wisconsin limited liability corporation. He retired on December 31, 2007 after 24 years of service with Journal Communications, Inc. as its general counsel and general counsel-media. Mr. Kritzer was a vice president (1990-2007) and corporate secretary (1992-2007). Mr. Kritzer was a director of the predecessor company (1994-2001). In addition he served as a trustee for the Journal Employees Pension Plan and as secretary to the Journal Employees Stock Trust. He co-authored the company's Waukesha Newspaper Marketing Plan in 1988. Mr. Kritzer's prior experiences include: Editor & Publisher of the Waukesha *Freeman* (1980-1983); Associate Counsel of the Des Moines Register and Tribune Company

(1977-1980); Assistant Minority Counsel of the Select Committee on Small Business, U.S. House of Representatives (1972-1977); Instructor of English and Journalism and Director of Public Relations, Augusta College (now Augusta State University, Augusta, GA)(1968-1969), and Reporter and Copy Editor for the Buffalo *Evening News* (1964, 1968, 1969). He is a graduate of Williams College (B.A., Political Science, 1964), Columbia University Graduate School of Journalism (M.S., 1965) and the Georgetown University Law Center (J.D., 1972). Mr. Kritzer served in the U.S. Army in 1965-1968, and was discharged as a first lieutenant. He is a member of the Wisconsin Bar. Mr. Kritzer is a past director and president of the Milwaukee Youth Symphony Orchestra and a past director of the United Performing Arts Fund, Milwaukee Symphony, Carroll College and the Des Moines Metro Opera.

November 18, 2008

Mary Hill Leahy, Esq.
Secretary
Journal Communications, Inc.
333 West State Street
Milwaukee, WI 53203

Re: Notice

Dear Ms. Leahy:

Pursuant to section 2.14 of the by-laws of Journal Communications, Inc., I hereby give notice that I consent to be a nominee for election as a director of the Company in the spring of 2009, that I consent to be named in the 2009 Proxy Statement as a nominee, and that I shall serve as a director if elected.

Douglas D. Armstrong

Address:

FISMA & OMB Memorandum M-07-16

November 18, 2008

Mary Hill Leahy, Esq.
Secretary
Journal Communications, Inc.
333 West State Street
Milwaukee, WI 53203

Re: Notice

Dear Ms. Leahy:

Pursuant to section 2.14 of the by-laws of Journal Communications, Inc., I hereby give notice that I consent to be a nominee for election as a director of the Company in the spring of 2009, that I consent to be named in the 2009 Proxy Statement as a nominee, and that I shall serve as a director if elected.

JOHN B TONINUS JR.

Address:

FISMA & OMB Memorandum M-07-16

November 18, 2008

Mary Hill Leahy, Esq.
Secretary
Journal Communications, Inc.
333 West State Street
Milwaukee, WI 53203

Re: Notice

Dear Ms. Leahy:

Pursuant to section 2.14 of the By-laws of Journal Communications, Inc., I hereby give notice that I consent to be a nominee for election as a director of the Company in the spring of 2009, that I consent to be named in the 2009 Proxy Statement as a nominee, and that I shall serve as a director if elected.

Paul E. Kritzer

Paul E. Kritzer

Address:

FISMA & OMB Memorandum M-07-16

– COPY –

FISMA & OMB Memorandum M-07-16

November 20, 2008

Mr. Steven J. Smith
Chairman
Journal Communications, Inc.
333 West State Street
Milwaukee, WI 53203

By Hand Delivery

Dear Steve:

I have submitted a notice today that would put three alternative candidates for director on the 2009 Proxy. They are Doug Armstrong, John Torinus and myself.

We believe that these alternative candidates, if elected, will bring a fresh perspective to the board. Our concerns will include improvement of the stock price, preservation of the dividend, maintenance of the quality of our editorial products and attending to the welfare of our retirees and other senior shareholders.

As you know, the impact of the sub-$2 stock price has been financially devastating to hundreds of retirees and former and current employees. These shareholders have more than half of the voting power of the company, yet they are not represented on the board of directors.

Sincerely,

Paul E. Kritzer

Paul E. Kritzer

END